UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
      ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

EigenQ, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      February 13, 2025

Physical Address of Issuer:

701 Brazos Street, Suite 500, Austin, TX 78701

Website of Issuer:

www.eigenq.com

Current Number of Employees:

2

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$1,203,547,731.06	N/A
Cash & Cash Equivalents	$3,496,739.26	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$19,427.53	N/A
Long-term Debt	$0	N/A
Revenues/Sales*	$6,194.47	N/A
Cost of Goods Sold	$79,980.00	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	($1,444,376.21)	N/A

*The Issuer was formed on February 13, 2025.
**Total for Income on the Company's financial statements



APRIL 28, 2026

FORM C-AR

EigenQ, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by EigenQ, Inc., a Delaware corporation ("**EigenQ**," "**Issuer**," "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.eigenq.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"   "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in the Regulation CF offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are not currently registered to conduct business in the State of Texas.

The Issuer is incorporated in and licensed to do business in the State of Delaware. The Issuer has its own physical office and certain employees may conduct business from the State of Texas. The Issuer has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in Texas. The Issuer intends to engage in all such actions as promptly as possible.

The exercise of warrants or conversion of other convertible securities could result in additional dilution to Investors.

The issuance of additional shares of Common Stock or securities exercisable, convertible or exchangeable for our capital stock, could result in dilution to Investors and existing stockholders. The new securities issued in connection with the exercise of warrants or conversion of other convertible securities may have rights senior to those of the Securities offered in the Regulation CF offering and could adversely affect the price of our Common Stock.

Further, certain exclusive licensing agreements contain consideration of non-cash equity warrants issued over a 15-year period. These warrants are not currently exercisable, do not impact the cap table until exercised, and are not redeemable for cash; *provided, however*, when exercised, such non-cash equity warrants will dilute the percentage of ownership of Investors and the Issuer's stockholders.

BUSINESS

Description of the Business

EigenQ Inc. was incorporated in Delaware on February 13, 2025, with its primary business address in Texas and research labs located in Canada, Israel, Chile, and is in the process of opening a testing and R&D lab in the US. The Issuer is a deep technology startup pioneering advancements in quantum sciences to address critical challenges in secure communications, computing, and next-generation sensing. EigenQ operates at the intersection of quantum physics, engineering, and software development. EigenQ is a quantum technology company focused on national security, defense, intelligence, and the broader trillion-dollar cybersecurity market in the USA. The Issuer commercializes advanced post-quantum cryptography (PQC), quantum sensing, quantum-enhanced radars, quantum communication, and quantum information processing.

EigenQ holds exclusive licenses for cutting-edge quantum IP from multiple technology centers, including, Canada, Estonia, Chile, Israel and other specialized quantum technology firms. EigenQ has a vision to develop or acquire IP from different sources in order to accelerate the go-to-market.

The Issuer's core mission is to leverage quantum advancements to enhance cybersecurity, secure communication, and defense technologies.

Business Plan

Technologies and Offerings

EigenQ is building a comprehensive quantum technology portfolio through a combination of exclusive licensing agreements, strategic acquisitions, and internal R&D. EigenQ has secured exclusive, perpetual commercialization rights for cutting-edge quantum technologies developed by multiple research institutions, technology firms, and defense-oriented partners.

EigenQ's intellectual property (IP) strategy is focused on acquiring, developing, licensing, and enhancing Post-Quantum Cryptography (PQC), Quantum Sensing, Quantum-Enhanced Radars, Quantum Internet, and Quantum Information Processing. These technologies form the foundation of its commercial and defense-focused quantum security solutions.

Current Licensing & Intellectual Property Model

- Exclusive Commercialization Rights: EigenQ has secured over $1.2 billion in licensed quantum technologies under perpetual, exclusive, and, where applicable, worldwide commercialization rights, subject to the territorial scope and carve-outs set forth in the applicable license agreements, granting it the right to develop, commercialize, sublicense, and integrate PQC, QRNG, quantum communication, and related technologies.

- Acquisition Rights for Key Quantum Companies: EigenQ holds contractual rights to acquire select IP-focused quantum startups and research spin-offs, positioning the Issuer for future direct patent ownership and IP expansion.

- Government & Enterprise Adoption: The Issuer's technology stack is designed to support national security, defense, financial institutions, and Fortune 500 companies in mitigating quantum threats.

- Future Patent Development: As part of its long-term growth strategy, EigenQ intends to develop proprietary quantum technologies and file patents while continuing to acquire IP through licensing agreements and M&A activities.

Key Technologies Licensed & Developed

1. Post-Quantum Cryptography (PQC) – Quantum-resistant encryption standards in alignment with NIST PQC frameworks. Commercial offerings include hardware and software examples include Quantum Encryption Communication Suite installed on ProLiant Servers through a strategic HPE OEM partnership, Q-WiFi, Q-VPN, and Q-eSIM provisioning.

2. Quantum Random Number Generators (QRNGs) – Secure cryptographic key generation for military and enterprise applications.

3. Quantum-Enhanced Radar & Sensing Systems – Next-generation radar systems leveraging quantum principles for improved detection and precision sensing devices leveraging quantum entanglement and superposition for applications in healthcare, defense, and environmental monitoring.

4. Quantum Internet & Secure Communication – High-security quantum data transmission protocols.

5. Quantum Information Processing & AI – Quantum computing techniques for data security and encryption including design of scalable quantum processors and error-correction technologies for commercial and research use cases.

Strategic Roadmap & Future Expansion

EigenQ's IP strategy is built around continuous R&D, strategic acquisitions, and licensing agreements to strengthen its long-term competitive position in the quantum cybersecurity and defense sectors. The Issuer is actively engaging with U.S. defense agencies, technology partners, and enterprise clients to deploy quantum-secure solutions at scale. EigenQ's next steps include:

1. Expanding its licensing agreements with research institutions and commercial partners.

2. Acquiring select quantum-focused companies to integrate their IP and R&D.

3. Filing proprietary patents as EigenQ develops unique advancements in quantum security.

4. Forging deeper partnerships with major technology firms, including Hewlett Packard Enterprise (HPE), Wistron NeWeb Corporation (WNC), and leading U.S. defense contractors.

Market Positioning and Applications

The global quantum technology sector is undergoing accelerated expansion, with market projections rising from approximately $1.3 billion in 2024 to over $5.3 billion by 2029, driven by advancements in quantum computing, secure communications, and precision quantum sensing. Concurrently, the U.S. Office of Management and Budget (OMB) estimates that federal agencies will require $7.1 billion between 2025 and 2035 to complete the transition to post-quantum cryptographic (PQC) standards. This migration is expected to cascade through the private sector, driven by interconnected supply chains, regulatory compliance obligations, and evolving cybersecurity mandates. The global economic impact of PQC adoption could reach into the trillions as industries re-architect critical infrastructure for quantum resilience.

EigenQ is strategically positioned at the intersection of PQC, quantum internet, and quantum computing. Through a portfolio of exclusive IP licenses, the Issuer addresses systemic cybersecurity threats associated with quantum decryption and emerging network vulnerabilities. EigenQ's technologies support sectors including finance, defense, healthcare, and telecommunications in their transition to quantum-ready infrastructure. The Issuer's commercialization strategy integrates enterprise sales and licensing, IP monetization, and dual-use platforms designed to meet the stringent requirements of national security and high-assurance commercial applications.

Key market sectors aligned with EigenQ's quantum technology stack include:
1. National security, defense, and public-sector communications, where PQC and QRNG are required to ensure resilience against quantum-enabled cyber threats
2. Financial services, cloud infrastructure, and telecommunications, undergoing PQC and secure provisioning transitions at scale
3. Strategic networking and aerospace partners supporting the development of quantum internet infrastructure, QKD networks, and entanglement-based communication systems
4. Enterprise and institutional users exploring quantum-enhanced information processing for secure data workflows, advanced encryption, and quantum-safe AI research

Revenue Model Projection

EigenQ operates under a dual-revenue model that balances long-term government engagements with commercial IP licensing, product and ecosystem sales, and enterprise adoption. Projected revenue streams reflect near-term traction in defense and cybersecurity markets, as well as long-term monetization of EigenQ's exclusive quantum IP through OEM partnerships and joint development programs.

Revenue Stream	Description	Market Opportunity	Projected Contribution (%)
Government Contracts	Targeted defense engagements for quantum-enhanced national security systems.	U.S. Department of Defense (DoD), National Security Agency (NSA), federal and state government agencies, and intelligence communities.	50%
Enterprise Sales & Licensing	Selling and licensing quantum technologies, products, and ecosystem solutions to private sector cybersecurity and infrastructure firms.	Fortune 500 companies, banks, critical infrastructure operators, telecoms.	30%
Strategic Collaborations	Technical collaborations with established quantum infrastructure providers and R&D partners (e.g., HPE and others).	Co-development and integration with commercial and defense-aligned innovation hubs.	10%
IP Monetization	Licensing EigenQ's exclusive IP portfolio for broader commercial and research use.	PQC frameworks, QRNG, Quantum Communication, Quantum Information Processing and Sensing Technologies.	10%

Note: Projected Long-Term Revenue Split: 50% Government | 30% Private Sector | 20% IP Monetization & Strategic R&D

Strategic Differentiation

1. **IP Portfolio**: Backed by exclusive IP licenses, granting rights to over 140 intellectual property assets, including patents, trade secrets, technical designs, prototypes, and related innovations, spanning quantum random number generation (QRNG), post-quantum cryptography, quantum encryption, quantum sensors, quantum internet, quantum AI, quantum networking, and quantum information processing.

2. **Exclusive Licensing**: Holds perpetual, exclusive rights to commercialize advanced quantum technologies across Post-Quantum Cryptography (PQC), Quantum Random Number Generation (QRNG), Quantum Sensing, Quantum Internet, and Quantum Information Processing.

3. **Government Relationships**: Maintains direct engagement channels with U.S. defense and intelligence stakeholders, supporting mission-aligned quantum security applications.

4. **Revenue Model**: Operates under a hybrid structure, combining long-term government contracts with private sector product sales, ecosystem sales, and licensing to ensure diversified and resilient income streams.

5. **Leadership**: Led by a Board composed of senior executives, cybersecurity experts, and technology innovators with deep cross-sector expertise spanning defense, critical infrastructure, and advanced quantum systems.

6. **Collaborations and Ecosystem Engagement**: Actively engages with academic institutions, technical standards bodies, and the broader innovation ecosystem, including collaborations with members of the University of Waterloo and the European Telecommunications Standards Institute (ETSI). Additionally, EigenQ is fostering potential partnerships with leading technology companies such as Hewlett Packard Enterprise (HPE) and Wistron NeWeb Corporation (WNC). These relationships support joint research and development, knowledge transfer, and early-stage commercialization. Formal partnerships may evolve as market deployment progresses.

7. **R&D Pipeline**: Advancing prototypes in quantum radar, quantum computing, and secure quantum communications, targeting real-world deployments that achieve measurable quantum advantage in defense, infrastructure, and enterprise applications.

Key Growth Drivers

1. **Quantum Threat Acceleration**: The rapid advancement of quantum computing poses a critical risk to current cryptographic systems. "Harvest now, decrypt later" strategies are already being deployed, making quantum-resilient encryption an urgent priority for governments, enterprises, and infrastructure operators.

2. **Mandated Government Transition to PQC**: Agencies such as the NSA, DoD, and DARPA have issued formal roadmaps for migrating to post-quantum cryptography. The U.S. Office of Management and Budget estimates a $7.1 billion investment in PQC compliance by 2035, with additional spending expected across allied nations and defense coalitions.

3. **Enterprise Shift Toward Quantum-Ready Security**: Fortune 500 companies, cloud providers, and financial institutions are adopting quantum-resistant architectures in anticipation of future regulatory mandates and to protect long-term data confidentiality.

4. **Global Push for Quantum-Secure Communications**: Growing interest in quantum internet infrastructure, QKD (quantum key distribution), and entanglement-based protocols is driving investment in next-generation networking systems that protect against interception and surveillance.

5. **Breakthroughs in Quantum Sensing and Radar**: Advancements in quantum-enhanced sensing, including radar systems that leverage entanglement and superposition, are opening new use cases in defense, aerospace, environmental monitoring, and biomedical diagnostics.

6. **International Regulatory Momentum**: PQC standards are being adopted globally, with initiatives underway at NIST, ETSI, ISO, and other standards bodies. Financial regulators and national cybersecurity centers are integrating quantum risk into compliance frameworks.

7. **Strategic Importance of Dual-Use Quantum Technologies**: National security imperatives and sovereign technology agendas are accelerating the deployment of quantum solutions with both commercial and defense value, creating unique opportunities for companies with access to scalable, secure IP portfolios.

Mission and Vision

EigenQ's core mission is to leverage quantum advancements to enhance cybersecurity, secure communication, and defense technologies. Our goal is to accelerate the global transition to quantum-safe ecosystems while unlocking transformative capabilities in quantum computing, sensing and secure communications. The Issuer aims to establish itself as a leader in the billions quantum technology market by 2028, driven by breakthroughs in hardware miniaturization, algorithm efficiency, and cross-industry adoption.

The Issuer's Products and/or Services

EigenQ's core technologies have been independently validated by the U.S. National Institute of Standards and Technology (NIST) under the Cryptographic Algorithm Validation Program (CAVP). The EigenQ PQU PCIe x4 hardware accelerator has been certified for HMAC-DRBG using SHA2-256, with quantum entropy input, ensuring secure and verifiable random number generation. In parallel, the EigenQ Quantum Encryption Module (QEM) has been validated for post-quantum cryptographic algorithms including ML-KEM and ML-DSA, as well as SHA3 and SHAKE hash families. These certifications support EigenQ's role in the federal PQC transition and establish a trusted foundation for enterprise and government integration.

Product / Service	Description	Current Market
Post-Quantum Cryptography (PQC)	PQC-enabled devices (EigenQ PQU PCIe x4) integrated into HPE ProLiant servers and embedded platforms. These modules run EigenQ's QEM (Quantum Encryption Module), supporting NIST-standard algorithms (ML-KEM/Kyber, ML-DSA/Dilithium, AES-256). Available as PCIe and M.2 form factors, usable in servers, laptops, drones, and IoT endpoints.	Government agencies, financial institutions, and telecoms modernizing their infrastructure for PQC compliance. Active demand across enterprise IT, defense, and regulated industries.

Q-WiFi and Quantum VPN	Provides quantum-safe wireless access points using embedded VPN clients powered by PQC algorithms and QRNG-fed entropy. Functions as a field-deployable hotspot or fixed secure access node. Enables zero-trust edge connectivity using end-to-end encrypted tunnels hardened with NIST algorithms.	Tactical communications, remote command centers, and operational field units needing secure Wi-Fi and resilient VPN tunneling. Emerging adoption in defense and emergency response.
Quantum eSIM / eSIM 2.0 Provisioning	Secure, post-quantum eSIM and eSIM 2.0 provisioning solution for cellular devices. Uses ML-KEM for key exchange and QRNG-sourced entropy to help prevent preloading or interception attacks. Can be integrated into smartphones, IoT modules, and secure mobility frameworks.	Telecom operators, military-grade device manufacturers, and mission-critical IoT deployments requiring secure OTA provisioning and lifecycle management.
Quantum Radar	Precision detection system using photon-level entanglement to enhance radar resolution and stealth detection capability. Resistant to jamming and spoofing. Includes integration potential into embedded and mobile sensor platforms.	Aerospace and defense contractors, advanced surveillance systems, and border/infrastructure monitoring initiatives. Poised for integration with existing tactical platforms.
Quantum Internet	A secure quantum network layer supporting entanglement-based communication and quantum key distribution (QKD). Features include quantum repeaters and field-deployable endpoints for layered secure transmission.	Government-backed quantum network pilots, telecom R&D partnerships, and critical infrastructure networks exploring ultra-secure, next-gen communication stacks.
Quantum Computing	Long-term initiative focused on building highly stable, scalable quantum processors targeting 1 million qubits. Focus on interoperability with quantum-safe protocols and error correction integration for cybersecurity-centric applications.	Research partners, national quantum programs, and collaborative testbeds exploring secure quantum information processing and future cybersecurity algorithms.
Quantum AI	Quantum-enhanced artificial intelligence engine designed to leverage quantum processing for accelerated model training, simulation, and decision-making. Integrated with QEM and QRNG systems to create hybrid classical/quantum learning environments.	Research institutions, national security agencies, and AI developers working on secure, high-dimensional computation in sectors like logistics, finance, and defense.
QEM (Quantum Encryption Module)	Lightweight cryptographic library embedded in all EigenQ products. Supports NIST finalist algorithms (ML-KEM, ML-DSA, Falcon, SPHINCS+), AES-256, KDFs, and real-time QRNG integration via API. Enables client-side encryption, zero-knowledge operation, and modular integration into diverse systems (servers, mobile, IoT).	Used across all EigenQ systems. Relevant to developers and integrators seeking PQC enablement, FIPS/NIST-aligned compliance, or embedded secure stack tooling.
QRNG API Server	Network-accessible API delivering true quantum entropy from photon-based QRNG hardware. Supports gRPC access from remote endpoints that lack onboard QRNG, enabling secure randomness injection into satellites, edge nodes, or containerized systems.	Existing satellite and aerospace platforms, remote sensing and IoT deployments, and high-assurance systems unable to retrofit physical QRNGs. Demand for external entropy-as-a-service is growing among defense contractors and cloud providers.

Our Partners

EigenQ engages with leading technology providers through strategic relationships supported by upstream licensing channels. Through its licensors, who maintain formal agreements with key industry stakeholders, EigenQ participates in a trusted commercial and integration ecosystem that includes organizations such as **Hewlett Packard Enterprise (HPE)** and **TD SYNNEX**.

Additionally, **EigenQ is in direct discussions with Wistron NeWeb Corporation (WNC)** regarding technical collaboration and future channel alignment. These relationships enable select partners to commercially offer EigenQ's quantum-safe hardware and software solutions as part of broader cybersecurity and infrastructure portfolios.

This partner network supports EigenQ's mission to accelerate post-quantum cryptography (PQC) adoption, educate stakeholders on quantum threat preparedness, and align with federal mandates for quantum-resilient systems in defense, finance, telecommunications, and critical infrastructure sectors.

Exclusive Licensing Agreements

EigenQ holds perpetual, exclusive, and irrevocable rights to commercialize a broad portfolio of quantum technologies through strategic licensing agreements with the following entities:

1. **Lakes Environmental USA Inc** EigenQ holds exclusive U.S. and global (ex-Canada) commercialization rights to technologies across Post-Quantum Cryptography (PQC), Quantum Random Number Generation (QRNG), Quantum Information Processing, Quantum Computing, Quantum AI, Quantum Sensing, and Quantum Networks. The agreement covers current and future IP and includes sublicensing rights across defense, enterprise, and infrastructure markets. Consideration: $420 million in equity warrants, issued over 15 years.

2. **GoQuantum SpA (Chile)** This license grants exclusive rights within the U.S. and global markets (excluding Chile) to PQC and QRNG technologies, including hardware accelerators, eSIM provisioning, quantum wireless devices, and FPGA-integrated entropy sources. The licensed portfolio includes trade secrets, planned patents, and commercialization pathways for both embedded and enterprise use. Consideration: $360 million in equity warrants, issued over 15 years.

3. **Qombat Ltd. (Israel)** EigenQ has secured exclusive rights to Quantum Computing, Quantum Enhanced Weapon Systems, Quantum AI, Quantum Cryptography, Quantum Sensing, and Quantum Internet technologies. The agreement includes next-gen defense systems, quantum radars, and cyber-physical countermeasure protocols. Global rights are granted excluding Israel. Consideration: $240 million in equity warrants, issued over 15 years.

4. **WiseP2P OÜ (Estonia)** EigenQ has rights to commercialize and sublicense Quantum Internet, Post-Quantum Defense Systems, Quantum AI, QRNG, and PQC solutions. The agreement includes trade secret technologies in blockchain, homomorphic encryption, satellite-based quantum networking, and quantum cloud architectures. The license is exclusive within the U.S. and global markets, excluding Estonia. Consideration: $180 million in equity warrants, issued over 15 years.

Each agreement is structured as a perpetual and exclusive license, ensuring EigenQ holds long-term development and commercialization rights across all specified domains. The licensed IP forms the basis of EigenQ's product roadmap and is critical to the Issuer's federal, enterprise, and international growth strategy.

Note: The consideration for each exclusive licensing agreement is structured as non-cash equity warrants. These warrants are **not currently exercisable**, do **not impact the cap table** until exercised, and are **not redeemable for cash**. The first installment of each warrant series begins on **January 1, 2028**, and subsequent installments are issued every three years over a 15-year period. Warrants are exercisable only upon a qualified liquidity event (e.g., IPO, acquisition) or at the conclusion of the issuance schedule, and are governed under **U.S. GAAP (ASC 480, ASC 815-40)** and **IFRS (IAS 32)** for equity classification.

Customer Base

EigenQ is in the early stages of commercialization (Company created on February 13, 2025) and currently operates under a business-to-business (B2B) and business-to-government (B2G) model. The Issuer's go-to-market strategy is focused on dual-use quantum technologies applicable to both public sector and enterprise use cases.

While EigenQ has not yet recognized commercial revenue from direct end customers, its products and platforms are being positioned through active engagements and demonstration pilots across the following segments:

1. U.S. Federal Agencies and Defense Contractors
   o Target end-users include components of the Department of Defense (DoD), National Security Agency (NSA), Department of Energy (DoE), and other intelligence and homeland security organizations.
   o Products under evaluation include PQC servers, embedded QRNGs, and field-deployable quantum-secure communications.
2. Critical Infrastructure and National Labs
   o Engagements include technology awareness and roadmap alignment with stakeholders in power grids, aerospace, telecommunications, and federally funded R&D centers.
3. Enterprise Security and Infrastructure Integrators
   o Through upstream licensing partners and strategic resellers (e.g., TD SYNNEX, HP, HPE), EigenQ's products are being positioned for private-sector clients in banking, cloud, healthcare, and telecom sectors that require quantum-ready cryptographic infrastructure.
4. OEM, Platform, and R&D Collaborators
   o The Issuer's PQC modules, QRNG APIs, and quantum virtualization libraries are currently being integrated into secure compute platforms and specialized testbeds for defense, telecom, and quantum research.

Sales efforts are presently focused on channel enablement, pilot system deployments, and education of procurement officers and cybersecurity executives. All initial market activity is consistent with a multi-year customer development strategy in regulated and technically advanced markets.

Intellectual Property Rights and Licensing Structure

EigenQ holds **exclusive, perpetual, and irrevocable rights** to a portfolio of over 140 intellectual property assets through strategic licensing agreements with leading quantum technology licensors. These assets span key areas of national and enterprise relevance, including:
- Post-Quantum Cryptography (PQC)
- Quantum Random Number Generation (QRNG)
- Quantum Computing and Artificial Intelligence
- Quantum Internet and Secure Communications
- Quantum Sensing, Quantum Radar, and Cyber-Physical Defense Systems
- FPGA-accelerated cryptographic hardware and embedded PQC platforms

The Issuer's rights are secured under formal agreements with the following licensors:
- **Lakes Environmental USA Inc** – Exclusive U.S. and global (ex-Canada) rights to PQC, QRNG, and Quantum Networks
- **GoQuantum SpA (Chile)** – U.S. – Exclusive rights to hardware-integrated PQC and QRNG solutions
- **Qombat Ltd. (Israel)** – Exclusive rights to Quantum Computing, Quantum AI, Sensing, and Enhanced Weapon Systems
- **WiseP2P OÜ (Estonia)** – Exclusive U.S. rights to Quantum Internet, Blockchain Security, Post-Quantum Defense Systems, and Quantum ML

These licensing agreements include the right to commercialize, sublicense, develop derivative technologies, and embed solutions across public-sector and private-sector applications. Consideration was structured as **non-cash equity warrants**, payable over a 15-year term beginning in 2028, in accordance with U.S. GAAP (ASC 480, ASC 815-40) and IFRS (IAS 32).

EigenQ's initial commercialization roadmap is anchored by its licensed IP portfolio, which forms the foundation for current product offerings, regulatory positioning, and early-stage revenue channels. In parallel, the Issuer continues to explore opportunities to develop proprietary innovations, pursue new licensing opportunities, and evaluate strategic acquisitions or technology transfers that complement and expand its core quantum capabilities.

Application No. / Publication No.*	Title	Type / Current Owner	File Date	Publication Date / Grant Date	Country
19/061,640	Methods and Procedures for a Quantum Communication Protocol for Multimodal Data Streaming and High Throughput Quantum Internet	Patent / EigenQ, Inc. (assignee alignment in process)	February 24, 2025	Not yet published / not yet confirmed	United States
19/267,995 / US20260017220A1	System and Method for Efficient Data Streaming and Buffering in an FPGA-Based SPI Device Interface with a Host Computer	Patent / EigenQ, Inc.	July 14, 2025	January 15, 2026 Patent Pending	United States
19/303,070 / US20260058805A1	Methods and Procedures for a One-Way Quantum Channel Authentication for Secure Quantum Communication	Patent / EigenQ, Inc.	August 18, 2025	February 26, 2026 Patent Pending	United States
19/152,804	Remote Service Provisioning Method, Embedded Universal Integrated Circuit Card and Remote Service Provisioning Platform	Patent / EigenQ, Inc.	July 31, 2025	Not yet published / not yet confirmed	United States
63/813,082	System and Method for Real-Time Post-Processing of Random Number Generator Output Using Partitioned Sliding Bloom Filters in Hardware	Patent / EigenQ, Inc.	May 28, 2025	Not applicable (provisional application)	United States
63/813,371	Quantum Entropy Source Using Nonlinear MOF Crystals and High-Energy Quantum Radiation Interactions with	Patent / EigenQ, Inc.	May 28, 2025	Not applicable (provisional application)	United States

	Multi-Mode Detection				
63/813,428	Methods and Systems for Dynamic Pile-Up Mitigation in Event-Based Quantum-Entropy Detectors	Patent / EigenQ, Inc.	May 28, 2025	Not applicable (provisional application)	United States
63/916,070	Quantum-Seeded Root-of-Trust Architecture for Attestation-Gated Certificate Authorities and Long-Lived Device Fleets with Stateful-to-Stateless Root Switching	Patent / EigenQ, Inc.	November 12, 2025	Not applicable (provisional application)	United States

*All active matters are being aligned under the Company as assignee, including reassignment of 19/061,640 to the Company. No new trademark applications have been filed. The Company has filed certain patents covering entropy sources, quantum-classical interfaces, CV-based cryptographic protocols, and related MBQC/CV architecture.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dr. Jesse Van Griensven Thé	Chairman and Director	Chairman and Director of the Issuer (April 1, 2026 – Present) President & Executive Chairman of the Issuer (October 1, 2025 – March 31, 2026) Chief Executive Officer of the Issuer (Inception – September 30, 2025); Responsible for corporate strategy, quantum technology roadmap, and executive leadership. Led the Issuer's positioning across sustainable innovation, secure computing systems, and advanced quantum infrastructure. Director of Lakes USA	**University of Waterloo** PhD in Computational Fluid Dynamics (1994) **University of Santa Catarina** MSc in Combinatorics and Optimization (1988) BS in Mechanical Engineering (1984)
Jose R. Rosas-Bustos	Chief Executive Officer and Director	Chief Executive Officer of the Issuer (October 1, 2025 – Present); Responsible for corporate strategy, quantum technology roadmap, and executive leadership. Leads the Issuer's positioning across sustainable innovation, secure computing systems, and advanced quantum infrastructure. Chief Technology Officer of the Issuer (Inception – September 30, 2025); Led product innovation and secure systems architecture. Oversaw R&D in post-quantum cryptography (PQC), quantum communication, quantum information processing, and quantum random number generation (QRNG). Independent Contractor and Consultant	**University of Waterloo** PhD, Mechanical and Mechatronics Engineering (2026) Research Focus: Quantum Information Processing, Quantum Communication, and Post-Quantum Cryptography **University of Chile** MBA, School of Economics and Business (2016) **National Academy of Political and Strategic Studies,** Ministry of National Defense of Chile Bachelor's Degree in National Security and Defense (2013)
Mark Pecen	Director	Director of the Issuer (Inception – Present) Chief Research Officer of the Issuer (Inception – March 31, 2026); Guided R&D strategy, quantum IP portfolio development, and standards alignment. Managed IP monetization, IP investment, and deep-tech commercialization. Director of Approach Infinity	**University of Pennsylvania** MSc in Technology Management, Wharton School of Business and School of Engineering and Applied Sciences (2005) **University of America, New Orleans** PhD in Computer Science (1992) Research Focus: Carrier-sense multiple-access with collision detection (CSMA/CD) for wireless data transmission

			BS in Computer Science (1988)
Bryan Matthews	Chief Revenue Officer and Director	Chief Revenue Officer of the Issuer (April 1, 2026 – Present) Chief Partnership Officer of the Issuer (Inception – March 31, 2026); Led government relations and public-sector engagement. Shaped federal procurement strategy and supported alignment with national security and quantum policy objectives. Manager at Lakes USA	**Texas Tech University** BS in Fisheries and Wildlife Management (1994)
Michael Johnson	Chief Product Officer and Director	Chief Product Officer of the Issuer (April 1, 2026 – Present) Chief Operating Officer of the Issuer (October 1, 2025 – March 31, 2026); Oversaw engineering, product delivery, and operational strategy. Led integration of secure software systems and supported corporate governance. Chief Operating Officer and Executive Chairman of the Issuer (Inception – September 30, 2025) Director of Lakes USA	**Radford University** BS in Computer Science (1991).
Chun Tsung Lee	Secretary and Director	Secretary and Director of the Issuer (August 18, 2025 – Present); Supports board governance, corporate records, strategic oversight, and manufacturing / partnership coordination matters. Mr. Lee's concurrent role with WNC has been previously disclosed to the Board and addressed through recusal procedures where appropriate. Special Assistant to the Chief Executive Officer of WNC; responsible for key strategic business development initiatives. President and Managing Director of WNC US and UK (2008 – June 2025); responsible for global revenue growth from approximately $500 million to $3.5 billion.	**University of California, Santa Barbara** MS in Electrical Engineering
Raúl Zuleta	Chief Technology Officer	Chief Technology Officer of the Issuer (October 1, 2025 – Present); Oversees technical execution across hardware, device integration, secure communications platform development, and the Company's R&D roadmap. Founder and leader of GoQuantum SpA (2017 – September 2025); specialized in post-quantum hardware and related innovation initiatives. Co-founder of QIN Technology SpA (2009	**Georgia Institute of Technology** MS in Computer Science **Georgia Institute of Technology** MS in Analytics and Applied Statistics **Politecnico di Milano** Completed PhD studies in Electronics

		– Present); delivered mission-critical data systems for the telecom and mining industries. Chief Technology Officer of IONIX Mobile Payments (2009 – 2016); helped pioneer secure mobile banking in Latin America.	University of Waterloo PhD student in Mechatronics and Post-Quantum Embedded Systems

Dr. Jesse Van Griensven Thé, Chairman and Director

Dr. Jesse Van Griensven Thé serves as the Chairman and Director of the Company, bringing over 30 years of experience as a technology entrepreneur, researcher, and product innovator. He is the founder and former CEO of Lakes Environmental, a globally recognized provider of environmental modeling software used by governments and enterprises for regulatory compliance, air quality planning, and predictive analytics.

Dr. Van Griensven Thé is also an Adjunct Professor at the University of Waterloo, where he collaborates with faculty and students on the application of engineered quantum technologies, with a focus on secure, scalable computing systems. His academic contributions inform EigenQ's research strategy in post-quantum cryptography (PQC), quantum infrastructure, and AI-quantum integration.

Widely respected for his ability to bridge advanced research with market execution, Dr. Van Griensven Thé has delivered keynotes at global scale, and has first-hand experience to guide deep tech ventures from concept through commercialization. At EigenQ, he leads corporate strategy, product integration, and external partnerships, with a mission to deliver trusted, quantum-resilient technologies that address emerging national and enterprise infrastructure challenges.

Jose R. Rosas-Bustos, Chief Executive Officer and Director

Jose R. Rosas-Bustos serves as Chief Executive Officer and Director of the Company. He brings over two decades of experience in cybersecurity architecture, enterprise system design, and cryptographic engineering.

Mr. Rosas-Bustos is the inventor and co-developer of multiple proprietary cybersecurity technologies, including trade secrets, technical designs, and IP assets, in the fields of PQC, network security, quantum random number generation (QRNG), and quantum information processing.

Prior to joining EigenQ, he held senior security roles in technology startups and enterprise environments, and served as a cybersecurity advisor to institutional and government-aligned projects. He is a former Board Director of Chile's national technology association (ACTI), where he contributed to regional cybersecurity policy and digital infrastructure modernization.

Mr. Rosas-Bustos is currently completing doctoral research at the University of Waterloo, with a focus on applied engineered quantum technologies.

Mark Pecen, Director

Mark Pecen serves as Director of the Company. A seasoned technology executive and internationally respected advisor, he brings over three decades of leadership in advanced technology research, intellectual property strategy, global standardization, and commercialization. His career spans foundational contributions to telecommunications, quantum-safe cryptography, and cross-sector innovation, underpinned by a rare fusion of technical mastery and business acumen. He holds dual degrees from the University of Pennsylvania, graduating from the Wharton School of Business and the School of Engineering and Applied Sciences. Renowned as a prolific inventor, he is named on more than 100 fundamental patents in wireless communications, networking, and computing systems. His early career at Motorola earned him the title of Distinguished Innovator and a seat on the Issuer's Science Advisory Board, honoring his pioneering work on GSM, GPRS, and EDGE cellular standards at the European Telecommunications Standards Institute (ETSI). He later spearheaded Motorola's UMTS 3G development and, as Senior Vice President of R&D at BlackBerry, drove advancements in 4G-LTE technology and critical spectrum policy at the International Telecommunication Union (ITU) in Geneva, shaping global wireless infrastructure. A visionary in cybersecurity, Mr. Pecen co-founded and chaired the ETSI Technical Committee Cyber's Working Group on Quantum-Safe Cryptography (QSC), establishing some of the world's earliest standards for post-quantum encryption—a cornerstone of EigenQ's strategic roadmap. His leadership extends to public-sector innovation: he chaired the Canadian government's GDPR Task Force, addressing transatlantic data governance, and served as President of Quantum Valley Ideas Lab, a Canadian incubator advancing quantum technologies. Mr. Pecen's governance expertise is reflected in his service on over 20 advisory and corporate boards, including the University of Waterloo's Institute for Quantum Computing and Wilfrid Laurier University's Institute for Business and Economics. As a trusted advisor to technology firms, venture funds, and policymakers, he combines technical foresight with fiscal discipline in his dual role as General Partner of a Canadian venture fund, where he guides investments in deep-tech innovation. His legacy of transforming theoretical breakthroughs into globally adopted standards positions EigenQ as a leader in the next era of technological progress.

Michael Johnson, CPO and Director

Michael Johnson serves as Chief Product Officer and Director of the Company. A visionary leader in software engineering and operational strategy, Mr. Johnson combines three decades of technical excellence with executive acumen to drive EigenQ's mission of delivering transformative quantum and cybersecurity solutions. Prior to joining EigenQ, Mr. Johnson held the position of Director of Software Development at Lakes Environmental Software, where he pioneered the creation of scalable, web-based environmental management platforms deployed across global markets. Renowned for his mastery of object-oriented programming and software architecture, he mentored cross-functional teams of developers, fostering a culture of innovation that produced mission-critical IT solutions for government, corporate, and institutional clients. His leadership was instrumental in advancing geographic information systems (GIS) integration, real-time data analytics, and cloud-based infrastructure, culminating in co-authoring industry-leading tools such as AQMIS, a platform widely adopted for environmental management and compliance. Mr. Johnson's expertise extends to designing complex systems that harmonize technical precision with operational scalability. His track record of managing end-to-end software lifecycles, from concept to global deployment—has positioned him as a trusted authority in aligning technological innovation with strategic business outcomes. At EigenQ, he leverages this experience to optimize corporate governance, streamline operational workflows, and oversee the development of secure, quantum-ready software ecosystems. As CPO, Mr. Johnson ensures the seamless integration of EigenQ's research, product development, and client engagement strategies, reinforcing the Issuer's commitment to resilience and ethical innovation. His dual focus on cutting-edge technology and operational excellence underscores EigenQ's capacity to address evolving challenges in cybersecurity, data integrity, and next-generation computing.

Bryan Matthews, CRO and Director

Bryan Matthews serves as the Company's Chief Revenue Officer and Director. A seasoned leader in federal procurement and strategic program management, Mr. Matthews brings over 26 years of experience directing high-stakes initiatives for U.S. federal agencies, ensuring compliance, operational efficiency, and alignment with national priorities. His expertise in navigating complex regulatory frameworks and fostering public-private partnerships positions EigenQ as a trusted collaborator in advancing secure, cutting-edge technologies for government applications. Mr. Matthews has spearheaded mission-critical projects across agencies including the Department of the Interior (DOI), Environmental Protection Agency (EPA), and Department of Defense (DOD), where he managed sensitive programs requiring stringent security protocols and meticulous oversight. As a senior procurement manager, he oversaw a $50 million portfolio, optimizing resource allocation and vendor negotiations to deliver cost-effective, high-impact solutions. His tenure as a senior program manager and product specialist further solidified his reputation for aligning technical innovation with agency-specific requirements, driving the successful deployment of large-scale systems. A recognized authority in federal contracting, Mr. Matthews has crafted and executed procurement strategies that adhere to the Federal Acquisition Regulation (FAR) and Defense Federal Acquisition Regulation Supplement (DFARS), ensuring compliance while mitigating risk. His deep understanding of the government acquisition lifecycle—from proposal development to contract execution—has enabled him to secure and manage agreements that advance technological modernization across defense, environmental, and public-sector domains. In his role at EigenQ, Mr. Matthews leverages his extensive network and policy acumen to shape the Issuer's engagement with federal stakeholders, advocating for initiatives that align with EigenQ's quantum and cybersecurity innovations. His strategic leadership ensures the Issuer remains at the forefront of emerging government priorities, securing opportunities to contribute to national security, infrastructure resilience, and next-generation technological standards.

Chun Tsung Lee, Secretary and Director

Chun Tsung Lee serves as Secretary and Director of the Company. He has served in this position since August 18, 2025. Mr. Lee brings extensive executive and international business development experience across networking, semiconductor, and communications technology markets. Prior to joining EigenQ, he served as President and Managing Director of WNC US and UK from 2008 through June 2025, where he helped drive the company's global revenue growth from approximately $500 million to $3.5 billion. He currently serves as Special Assistant to the Chief Executive Officer of WNC, with responsibility for key strategic business development initiatives.

Earlier in his career, Mr. Lee served as Chief Executive Officer of ADMtek, which was later acquired by Infineon Technologies, as Chief Executive Officer of TechnoConcept, a software-defined radio company, and as Chief Executive Officer of Topdek, which was later acquired by Sunplus Technology and integrated into Waveplus. At EigenQ, he supports board governance, corporate records, strategic oversight, and manufacturing and partnership coordination matters. His concurrent role with WNC has been previously disclosed to the Board and addressed through recusal procedures where appropriate.

Raúl Zuleta, Chief Technology Officer

Raúl Zuleta serves as the Company's Chief Technology Officer. He brings more than 15 years of experience leading research, development, and innovation across secure hardware, post-quantum systems, and mission-critical data infrastructure. Before becoming CTO of EigenQ in October 2025, Mr. Zuleta founded and led GoQuantum SpA, a company focused on post-quantum hardware and related advanced technology development. He also co-founded QIN Technology SpA in 2009, where he helped deliver mission-critical data systems for the telecommunications and mining industries. Earlier, he served as Chief Technology Officer of IONIX Mobile Payments from 2009 to 2016, helping pioneer secure mobile banking solutions in Latin America.

At EigenQ, Mr. Zuleta oversees technical execution across hardware, device integration, secure communications platform development, and the Company's broader R&D roadmap. He holds dual Master's degrees in Computer Science and in Analytics and Applied Statistics from the Georgia Institute of Technology, completed doctoral studies in Electronics at the Politecnico di Milano, and is pursuing a PhD in Mechatronics and Post-Quantum Embedded Systems at the University of Waterloo.

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 2,500,000,000 shares of common stock of which 305,298,732 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	305,298,732
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None - The Common Stock has no contractual anti-dilution protections.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Warrant to Purchase Shares of Common Stock
Amount Outstanding	3,050,987
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None - The Common Stock has no contractual anti-dilution protections.
Material Terms	Exercise Price: $1.41 per share

Outstanding Debt

As of the date of this Form C-AR, the Issuer had $19,427.53 of short-term debt outstanding and no long-term debt outstanding.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
TIKDEMA TRUST 2025	300,000,000 shares of Common Stock	98.26% of the currently issued and outstanding shares

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Recent Tax Return Information

The Issuer has not yet filed its 2025 federal or state income tax returns. Accordingly, total income, taxable income, and total tax from the most recently filed tax return are not yet available as of the date of this Form C-AR.

Liquidity and Capital Resources

On August 15, 2025, the Company closed an offering pursuant to Regulation CF and raised $4,998,757.00 from 242 investors and net disbursements to the Company, after intermediary fees and other expenses, of $4,696,735.62.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$90	9,000,000 shares	General Working Capital	February 18, 2025	Section 4(a)(2)
Common Stock	$200,000	291,000,000 shares	General Working Capital	February 24, 2025	Section 4(a)(2)
Common Stock	$4,998,757.00 from 242 investors and net disbursements to the Company, after intermediary fees and other expenses, of $4,696,735.62	5,098,732.14 – This amount includes the 2% securities commission issued to the intermediary	Research & Development; IP Acquisitions; Operations & Expansion; Sales & Marketing; Legal & Compliance; Admin & Overhead	August 15, 2025	Reg CF
Common Stock	$282,000	200,000 shares	General Working Capital	September 29, 2025 and March 21, 2026	Reg D, Rule 506(b)
Warrant to Purchase Common Stock	N/A; Exercise Price of $1.41 per share	3,050,987 shares	N/A	September 4, 2025	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of the Regulation CF offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- The Issuer and Bryan Matthews entered into that certain Restricted Stock Purchase Agreement dated February 18, 2025, pursuant to which Mr. Matthews purchased 9,000,000 shares of Common Stock for an aggregate total purchase price of $90, subject to certain vesting restrictions.

- Mr. Matthews and Tikdema Trust 2025 entered into that certain Share Purchase Agreement dated February 22, 2025, pursuant to which the Tikdema Trust 2025 purchased 9,000,000 shares of the Issuer held by Mr. Matthews for an aggregate total purchase price of $1,000.
- On February 25, 2025, the Issuer and Lakes Environmental USA Inc entered into that certain Exclusive License Agreement, pursuant to which Lakes Environmental USA Inc granted the Issuer an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute certain technology globally (excluding Canada). In exchange, Lakes Environmental USA Inc will receive $420 million in equity warrants, payable in five equal installments of $84 million each, issued every three years over a period of fifteen years. Dr. Jesse Van Griensven Thé is a director of Lakes Environmental USA Inc.
- On February 25, 2025, the Issuer and GoQuantum SpA entered into an Exclusive License Agreement, pursuant to which GoQuantum SpA granted the Issuer an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute certain technology globally (excluding Chile). In exchange, GoQuantum SpA will receive $360 million in equity warrants, payable in five equal installments of $72 million each, issued every three years over a period of fifteen years. Dr. Jesse Van Griensven Thé serves as a director of ZGB SpA, a Chilean entity that holds a controlling interest in GoQuantum SpA.
- On February 26, 2025, the Issuer and WiseP2P OÜ entered into an Exclusive License Agreement pursuant to which WiseP2P OÜ granted the Issuer an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute certain technology globally (excluding Estonia). In exchange, WiseP2P OÜ will receive $180 million in equity warrants, payable in five equal installments of $36 million each, issued every three years over a period of fifteen years. Jose R. Rosas-Bustos is a director of WiseP2P OÜ.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

EigenQ, Inc.

By:

/s/ Jose R. Rosas-Bustos
(Signature)

Jose R. Rosas-Bustos
(Name)

Chief Executive Officer
(Title)

I, Jose R. Rosas-Bustos, the Chief Executive Officer of EigenQ, Inc., certify that the financial statements of EigenQ, Inc. included in this Form are true and complete in all material respects.

/s/ Jose R. Rosas-Bustos
(Signature)

Jose R. Rosas-Bustos
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jesse Van Griensven Thé
(Signature)

Jesse Van Griensven Thé
(Name)

Director
(Title)

April 28, 2026
(Date)

/s/ Jose R. Rosas-Bustos
(Signature)

Jose R. Rosas-Bustos
(Name)

Director
(Title)

April 28, 2026
_____
(Date)

/s/ Mark Pecen
_____
(Signature)

Mark Pecen
_____
(Name)

Director
_____
(Title)

April 28, 2026
_____
(Date)

/s/ Bryan Matthews
_____
(Signature)

Bryan Matthews
_____
(Name)

Director
_____
(Title)

April 28, 2026
_____
(Date)

/s/ Michael Johnson
_____
(Signature)

Michael Johnson
_____
(Name)

Director
_____
(Title)

April 28, 2026
_____
(Date)

/s/ Chun Tsung Lee
_____
(Signature)

Chun Tsung Lee
_____
(Name)

Director
_____
(Title)

April 28, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Annual financial summary

EigenQ Inc.

Time period
Jan 1 - Dec 31, 2025

Created by
Jose Rosas-Bustos

Table of Contents

Executive Summary

- **Significant Net Profit Decline in August 2025**: The company experienced a drastic net profit drop to **-$197,877** in **August 2025**, marking the largest single-month loss in the year. This anomaly signals a critical financial event requiring immediate investigation into specific accounts or expense categories driving this loss.

- **Severe Net Profit Losses Persist from September to December 2025**: Following August, net profit remained deeply negative, with losses of **-$301,865** in **September 2025**, **-$246,489** in **October 2025**, **-$309,783** in **November 2025**, and **-$364,635** in **December 2025**. These sustained large losses highlight ongoing operational or cost issues impacting profitability in the latter half of the year.

- **Anomalous Gross Profit Drop in November 2025**: Gross profit sharply declined to **-$65,312** in **November 2025**, the lowest point in the year and a significant anomaly. This suggests extraordinary costs or revenue shortfalls related to production or sales during this month, warranting detailed review of vendor contracts or product lines.

- **Early Year Stability with Minimal Profitability**: From **January to June 2025**, gross profit remained at or near zero, and net profit losses were relatively small (ranging from **-$4,000** to **-$15**), indicating a period of minimal profitability but no severe financial distress. This contrasts sharply with the volatile and negative trends observed later in the year.

- **Volatile and Declining Profit Trends Throughout 2025**: Both gross profit and net profit showed high variability with an overall downward trend. Net profit decreased by approximately **$37,000 monthly**, with a strong pattern indicating worsening financial performance. Gross profit also trended downward but with less consistency. These trends emphasize the need for targeted interventions on specific accounts or cost centers to stabilize finances.

KPI Scorecard

KPI	Last fiscal year Jan-Dec, 2025	Previous period Jan-Dec, 2024	Variance	Variance %
∨ **Finance**				
∨ **Growth**				
Revenue	$6,194.47	N/A	N/A	N/A
Cost of Goods Sold	$79,980.00	N/A	N/A	N/A
Number of Invoices	1	0	1 ↑	N/A
Value of Invoices	$4,600.00	$0.00	$4,600.00 ↑	N/A
Total Expenses	$1,450,570.68	N/A	N/A	N/A
∨ **Profitability**				
Gross Profit	-$73,785.53	N/A	N/A	N/A
Gross Profit Margin	-1191.15 %	N/A	N/A	N/A
Net Profit	-$1,444,376.21	N/A	N/A	N/A
Net Profit Margin	-23317.19 %	N/A	N/A	N/A
Operating Expenses	$1,370,590.68	N/A	N/A	N/A
Operating Expense Ratio	22126.04	N/A	N/A	N/A
Expense as % of Revenue	23417.19 %	N/A	N/A	N/A
Net Operating Income	-$1,444,376.21	N/A	N/A	N/A
Operating Margin	-23317.19 %	N/A	N/A	N/A
∨ **Cash Flow**				
Operating Cash Flow	-$1,424,948.68	$0.00	-$1,424,948.68 ↓	N/A
Cash Flow Margin	-23003.56 %	N/A	N/A	N/A

Profitability charts



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Expense as % of revenue



Operating expenses

Cash flow charts

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● Total assets ● Total liabilities ● Total equity

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● Current liabilities ● Non current liabilities

Profit and Loss

EigenQ Inc.
January-December, 2025

Account	Total
∨ Income	
∨ Other Income - Non-Operating	
Credit Card Rewards Income	1,594.47
Total for Other Income - Non-Operating	**$1,594.47**
Sales of Product Income	3,950.00
Services	650.00
Total for Income	**$6,194.47**
∨ Cost of Goods Sold	
∨ Cost of goods sold	$0.00
Supplies & materials - COGS	79,980.00
Total for Cost of goods sold	**$79,980.00**
Total for Cost of Goods Sold	**$79,980.00**
Gross Profit	**-$73,785.53**
∨ Expenses	
Advertising & Marketing	20,568.72
Conferences & Conventions	8,074.06
∨ General & Administrative (G&A)	
Certification Consultants	15,500.00
Management Consultants	205,000.00
Operations Consultants	168,000.00
Strategy/Advisory Consultants	182,500.00
Total for General & Administrative (G&A)	**$571,000.00**
∨ General Business Expenses	
Bank fees & service charges	2,459.34
Continuing education	9,458.95
Foreign Transaction Fees	775.08
Memberships & subscriptions	12,500.00
Total for General Business Expenses	**$25,193.37**
∨ Insurance	$61.22
Liability insurance	8,851.00
Total for Insurance	**$8,912.22**
∨ Meals & Entertainment	

Meals - Business Development	6,993.62
Meals - Travel	2,813.20
Total for Meals & Entertainment	**$9,806.82**
⌄ Office Expenses	
Office supplies	187.86
Other Expenses	4,291.89
Shipping & postage	2,608.09
Small tools & equipment	10,189.52
⌄ Software Subscriptions	$6,600.70
Certification Software	7,725.00
Total for Software Subscriptions	**$14,325.70**
Total for Office Expenses	**$31,603.06**
⌄ Payroll Expenses	
Employee Benefits	4,826.88
Payroll Service Fees	660.38
Payroll Taxes – Employer	6,803.91
Wages	85,000.00
Total for Payroll Expenses	**$97,291.17**
Professional Fees	97,916.50
⌄ R&D Expense	
R&D Consultants	410,601.67
Total for R&D Expense	**$410,601.67**
⌄ Rent	
Office Space Rent	2,000.00
Total for Rent	**$2,000.00**
⌄ Travel	$31,430.64
Travel - Airfare	28,205.85
Travel - Lodging	21,086.40
Travel – Transportation	6,469.12
Total for Travel	**$87,192.01**
⌄ Utilities	
Internet	326.24
Phone service	104.84
Total for Utilities	**$431.08**
Total for Expenses	**$1,370,590.68**
Net Operating Income	**-$1,444,376.21**
Net Other Income	
Net Income	**-$1,444,376.21**

Balance Sheet

As of December 31, 2025

Account	Total
∨ Assets	
∨ Current Assets	
∨ Bank Accounts	
BMO Checking (1951)	436,388.66
BMO Savings (2221)	3,000,000.00
Checking - Mercury (3898) - 1	56,488.07
Checking - Wise	3,862.53
Total for Bank Accounts	**$3,496,739.26**
∨ Accounts Receivable	
Accounts receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
∨ Other Current Assets	
Inventory Asset	0.00
Vendor Advances	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$3,496,739.26**
∨ Fixed Assets	
Long-term office equipment	50,991.80
Total for Fixed Assets	**$50,991.80**
∨ Other Assets	
Intangible Assets – IP Licenses	1,200,000,000.00
Total for Other Assets	**$1,200,000,000.00**
Total for Assets	**$1,203,547,731.06**
∨ Liabilities and Equity	
∨ Liabilities	
∨ Current Liabilities	
∨ Accounts Payable	
Accounts Payable (A/P)	18,598.72
Total for Accounts Payable	**$18,598.72**
∨ Credit Cards	
Credit Cards - Mercury	828.81
Total for Credit Cards	**$828.81**
Total for Current Liabilities	**$19,427.53**
Total for Liabilities	**$19,427.53**
∨ Equity	
APIC - EigenQ Private Financing (Rule 506(b), Reg D)	63,450.00
APIC - License Consideration (Warrants to be Issued)	1,200,000,000.00

APIC - Reg CF via Republic	4,709,229.74
Common Stock & Additional Paid-In Capital - Founders	200,000.00
Opening balance equity	0.00
Retained Earnings	
Net Income	-1,444,376.21
Total for Equity	**$1,203,528,303.53**
Total for Liabilities and Equity	**$1,203,547,731.06**

Statement of Cash Flows

EigenQ Inc.
January-December, 2025

Full name	Total
∨ OPERATING ACTIVITIES	
Net Income	-1,444,376.21
∨ Adjustments to reconcile Net Income to Net Cash provid…	
Accounts Payable (A/P)	18,598.72
Accounts receivable (A/R)	0.00
Credit Cards - Mercury	828.81
Inventory Asset	0.00
Vendor Advances	0.00
Total for Adjustments to reconcile Net Income to Net C…	**$19,427.53**
Net cash provided by operating activities	**-$1,424,948.68**
∨ INVESTING ACTIVITIES	
Intangible Assets – IP Licenses	-1,200,000,000.00
Long-term office equipment	-50,991.80
Net cash provided by investing activities	**-$1,200,050,991.80**
∨ FINANCING ACTIVITIES	
APIC - EigenQ Private Financing (Rule 506(b), Reg D)	63,450.00
APIC - License Consideration (Warrants to be Issued)	1,200,000,000.00
APIC - Reg CF via Republic	4,709,229.74
Common Stock & Additional Paid-In Capital - Founders	200,000.00
Opening balance equity	0.00
Net cash provided by financing activities	**$1,204,972,679.74**
NET CASH INCREASE FOR PERIOD	**$3,496,739.26**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$3,496,739.26**

EigenQ, Inc. (the "Company") a Delaware Corporation

Statement of Financial Position and
Independent Accountant's Audit Report

As of inception – February 13th, 2025



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
EigenQ, Inc.

We have audited the accompanying statement of financial position of EigenQ, Inc. as of February 13th, 2025 (inception), and the related notes. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of EigenQ, Inc. as of February 13th, 2025 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 15, 2025

Vincenzo Mongio

Statement of Financial Position

	As of February 13th, 2025 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

EigenQ, Inc.
Notes to the Statement of Financial Position
February 13th, 2025 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EigenQ, Inc. ("EigenQ" or "the Company") was incorporated in Delaware on February 13, 2025. EigenQ specializes in quantum technologies, primarily focusing on quantum information processing, quantum random number generation (QRNG), quantum sensing, quantum communications, and post-quantum cryptography (PQC). EigenQ commercializes products, systems and solution through resellers, licensing agreements and strategic partnerships.

The Company is headquartered at 9175 Guilford Rd, Ste 300, Columbia, MD 21046, USA. EigenQ intends to launch a crowdfunding campaign under Regulation CF and Regulation A+ combined during 2025 to raise $75 million at a pre-money valuation of $300 million.
.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity Based Compensation

The Company did not have an equity-based compensation plan as of February 13th, 2025. On March 9th, 2025, the Company approved the adoption of a Stock Appreciation Rights (SARs) Plan to incentivize and retain executive officers, vice presidents, key external advisors, and select contributors. The SARs will be exclusively equity-settled, ensuring no cash liability to the Company. The vesting schedule will be structured as 50% time-based (four-year vesting with a one-year cliff) and 50% milestone-based, contingent on achieving specific company performance objectives such as funding rounds, revenue targets, or liquidity events. SARs will only be exercisable upon a qualified liquidity event, including an IPO, acquisition, or other Board-approved transaction. The total SARs issued will be capped at 5% of the Company's total outstanding equity, with no individual grant exceeding 1% of total equity without additional board ratification.

See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations for details of stock warrants issued subsequent to February 13th, 2025.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The license agreements in Note 4 are with related entities that are under common ownership.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

On February 25th, 2025, the Company ("the Licensee") entered into an Exclusive License Agreement. The Licensee seeks an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute this technology globally (excluding Canada). In exchange, the Licensor will receive $420 million in equity warrants, payable in five equal installments of $84 million each, issued every three years over a period of fifteen years.

On February 25th, 2025, the Company ("the Licensee") entered into an Exclusive License Agreement for ("the Licensor" owns intellectual property related to Post-Quantum Cryptography (PQC) and Quantum Random Number Generators (QRNG), collectively referred to as the "Licensed Technology." The Licensee seeks an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute this technology globally (excluding Chile). In exchange, the Licensor will receive $360 million in equity warrants, payable in five equal installments of $72 million each, issued every three years over a period of fifteen years.

On February 26th, 2025, the Company ("the Licensee") entered into an Exclusive License Agreement for which ("the Licensor") owns intellectual property related to Quantum Computing, Quantum Random Number Generation, Post-Quantum Cryptography, Quantum Enhanced Defense Systems, Post-Quantum Defense Systems, Quantum Cryptography, Quantum Internet, and Quantum AI, collectively referred to as the "Licensed Technology." The Licensee seeks an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute this technology globally (excluding Estonia). In exchange, the Licensor will receive $180 million in equity warrants, payable in five equal installments of $36 million each, issued every three years over a period of fifteen years.

On February 26th, 2025, the Company ("the Licensee") entered into an Exclusive License Agreement for which ("the Licensor") owns intellectual property related to Quantum Computing, Quantum Enhanced Weapon Systems, Quantum AI, Quantum Enhanced Defense Systems, Post-Quantum Cryptography, Quantum Cryptography, Quantum Sensing, and Quantum Internet, collectively referred to as the "Licensed Technology." The Licensee seeks an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute this technology globally (excluding Israel). In exchange, the Licensor will receive $240 million in equity warrants, payable in five equal installments of $48 million each, issued every three years over a period of fifteen years.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. No shares were issued and outstanding as of February 13th, 2025.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to February 13th, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15, 2025, the date these financial statements were available to be issued.

On February 18th, 2025, the Company sold 9,000,000 common shares in exchange for $90. The full vesting will be achieved over a total period of 48 months from the vesting start date. On February 24th, 2025, the Company agreed to sell 291,000,000 newly issued common shares for a total subscription price of $200,000. This will increase the shareholders' existing 9,000,000 shares to a total amount of 300,000,000 common shares.

On March 7th, 2025, the Company received an independent valuation assessment, estimating its fair market value as of the time of valuation to range from $338,000,000 to $994,000,000, with a midpoint of $641,000,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.